UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                   Form 10-KSB

                       For Period Ended: December 31, 2002

          Pursuant to Section 13 or 15(d) of the Securities Act of 1934

                                 March 31, 2003
                                 Date of Report
                        (Date of earliest event reported)

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                           Commission File No. 0-17462

                              INSTAPAY SYSTEMS INC.
                    (fka) FILMAGIC ENTERTAINMENT CORPORATION
                 PREDECESSOR: " ROEDEINGER MEDICAL SYSTEMS, INC"
                     (Name of Small Business in its Charter)

UTAH                                                                  87-0404991
(State of other Jurisdiction                         (I.R.S. Employer ID Number)
of incorporation or organization)

Mail:    2869 India St., San Diego, CA                                   91786
Alternate :  419 Main St.-Ste #424, Huntington Beach, CA                 92648
(Address of Principal Executive Officers)                             (Zip Code)

        Registrant's telephone number including area code: (858) 847-0139
                            Fax Number (858)-847-0163

                                    PART 111
                                   NARRATIVE.

Instapay Systems, Inc. requests the additional 15 day extension in order to properly prepare and review the Form 10-KSB prior to filing. Our accountants require the minimum of time necessary to complete the filing .


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person/(s) to contact in regard to this notification.

       Harry Hargens, Pres/CEO                          (858) 847-0139
       Robert Bragg,  Director                          (858) 847-0139
       R.B.Harris, Director                             (909) 938-7917

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? (X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( ) Yes (X) No


         Harry Hargens                         Frank DeSantis
         President/ CEO                        Director / Legal Counsel
         2869 India St.                        2869 India St.
         San Diego, CA  92103                  San Diego, CA 92103


         Song Liping                           R. B.Harris
         Director / Chinese Mgr.               Director/ Board Chair
         Rm504, Bldg#305 Datong Rd.            419 Main St.-Suite 424
         Gaoquao, Shanghai, PR China           Huntington Beach, CA  92648
         Postal # 200137

         Harvey Lalach                         Aubrye A. Harris
         Vice President/Director               Director / Actg. Secretary
         2575 Alberta Ct.                      419 Main St.-Suite 424
         Kelowna, BC V1W2X8                    Huntington Beach, CA  92648

         Robert Bragg
         Director
         2869 India St.
         San Diego, CA 92103


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned herunto duly authorized.

March 31, 2003 (NT-10KSB March 31, 2003 Cont.)


INSTAPAY SYSTEMS, INC.
(Registrant)

By:  /a/  Harry Hargens                      /a/ Harvey Lalach
     ----------------------------            ----------------------------
     Harry Hargens                           Harvey Lalach
     President/ CEO                          Vice Pres./ Director
     (858) 847- 0139                         (858) 847-0139


     /a/  Aubrye A. Harris                   /a/  Frank De Santis
     ----------------------------            ----------------------------
     Aubrye A. Harris                        Frank De Santis
     Actg.Secretary Director                 Director / Legal Counsel
     (909)938-7917                           (619) 688-1199


     /a/  R.Bruce Harris                     /a/ Song Liping
     ----------------------------            ----------------------------
     R.  Bruce Harris                        Song Liping
     Director                                Director/International Advisor
     (909) 938-7917                            011-8621-58731310

     /a/  Robert Bragg
     ----------------------------
     Robert Bragg/ Director

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   End of Filing